

September 14, 2010

Kenneth J. Kay
Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

     Re: Las Vegas Sands Corp.
              Form 10-K for Fiscal Year Ended
              December 31, 2009
              Filed March 1, 2010
              File No. 001-32373

Dear Mr. Kay:

     We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Kevin Woody
                        Branch Chief